

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 22, 2011

Ms. Elisha W. Finney
Chief Financial Officer
Varian Medical Systems, Inc.
3100 Hansen Way
Palo Alto, California

     Re: **Varian Medical Systems, Inc.**
             Form 10-K for the Fiscal Year Ended October 1, 2010
             File No. 001-07598

Dear Ms. Finney:

     We have completed our review of your filings and do not have any further comments at this time.

                             Sincerely,

                             Kevin L. Vaughn
                             Accounting Branch Chief